SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(D) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 1-9076

Full Title of the Plan:

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

300 Tower Parkway

Lincolnshire, Illinois 60069

Future Brands LLC

Retirement Savings Plan

Financial Statements

December 31, 2003 and 2002

Future Brands LLC Retirement Savings Plan

Contents

December 31, 2003 and 2002

Note:	Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Future Brands LLC Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

To Future Brands LLC

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Future Brands LLC Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Chicago, Illinois

June 25, 2004

Future Brands LLC Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2003 and 2002

(dollars in thousands)

	2003	2002
Assets
Beneficial interest in Fortune Brands, Inc. Savings Plans Master Trust net assets	$26,921	$19,945
Receivables
Company contributions	1,469	1,204

Total assets	28,390	21,149

Net assets available for plan benefits	$28,390	$21,149

The accompanying notes are an integral part of the financial statements.

Future Brands LLC Retirement Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2003 and 2002

(dollars in thousands)

	2003	2002
Additions
Allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment income	$6,251	$—
Company contributions	1,409	1,204
Participant contributions	1,315	1,231
Transfers to the plan (Note 5)	2	182

Total additions	8,977	2,617
Deductions
Allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment losses	—	3,592
Benefits paid to participants	582	1,708
Transfer from the plan (Note 5)	1,154	35

Total deductions	1,736	5,335

Increase (decrease) in net assets	7,241	(2,718)

Net assets available for plan benefits, beginning of period	21,149	23,867

Net assets available for plan benefits, end of period	$28,390	$21,149

The accompanying notes are an integral part of the financial statements.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of Plan

General

The Future Brands LLC Retirement Savings Plan (the “Plan”), established effective April 1, 2001 for employees of Future Brands LLC (“Future”, or the “Company”), is designed to encourage and facilitate systematic savings and investment by eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/ Summary Plan Description, each of which is available from the plan administrator at 510 Lake Cook Road, Deerfield, Illinois 60015-4964.

The financial statements present the net assets available for plan benefits as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years ended December 31, 2003 and 2002. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plan’s Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Fortune Brands Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the “Trustee”).

Contributions

The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the “Code”) of up to 50% of eligible compensation, subject to lower limits for highly compensated employees of Future. Participants’ annual tax deferred contributions are limited by the Code to $12,000 and $11,000 in 2003 and 2002, respectively. In addition, participants over 50 years of age may elect an additional unmatched, pretax catch up contribution which is limited by the IRS Code to $2,000 in 2003 and $1,000 in 2002.

Profit-sharing contributions are made by Future and allocated to its participants in proportion to eligible compensation. Future makes a determination each year as to the amount of its profit-sharing contribution. Future made profit sharing contributions totaling $1,511 and $1,204 for the 2003 and 2002 plan years, respectively. Profit-sharing contributions are subject to certain Plan and statutory limitations.

Participants may direct the investment of their tax deferred contributions, rollover contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds.

Participant account balances are maintained to reflect each participant’s beneficial interest in the Plan’s funds. Participant account balances are increased by participant and Future contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2003 and 2002

Vesting

Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company’s annual profit-sharing contribution plus actual earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) termination of employment without fault; (3) death; (4) disability; (5) attainment of age 65; or (6) years of service (as summarized in the schedule below):

Number of Full Years of Service	Vesting Percentage
Less than 3	0%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Forfeitures

Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account.

Loans

A participant may apply for a loan of at least $1,000 from the vested portion of the participant’s account balance in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also may not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Each loan must be collateralized by a portion of the participant’s account balance and evidenced by a written obligation payable to the Trustee which is invested in the loan fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after attainment of age 59 1/2.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2003 and 2002

Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. Distributions and withdrawals are recorded when paid.

Other

Although it has not expressed any intent to do so, Future has the right under the Plan to discontinue contributions at any time and Future, as plan sponsor and administrator, has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	Summary of Significant Accounting Policies

Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

The Master Trust’s investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust’s beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund’s manager.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The ratio of the Plan’s assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2003 and 2002

3.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31, 2003 and 2002 (in thousands):

	2003	2002
Net assets available for Plan benefits as stated in the accompanying financial statements	$26,921	$21,149
Less: Amounts allocated to withdrawing participants	790	—

Net assets available for Plan benefits as stated in Form 5500	$26,131	$21,149

The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31, 2003 and 2002 (in thousands):

	2003	2002
Benefits paid to participants as stated in the accompanying financial statements	$582	$1,708
Add: Amounts payable to terminated employees and Plan participants who have retired or terminated employment but elected to have their assets remain in the Plan as of current year end	790	—
Less: Amounts allocated to withdrawing participants as of prior year end	—	101

Benefits paid to participants as stated in Form 5500	$1,372	$1,607

The following is a reconciliation of other income as stated in the financial statements to the Form 5500 at December 31, 2003 and 2002 (in thousands):

	2003	2002
Other income as stated in the accompanying financial statements	$—	$—
Add: Adjustment of amounts payable to terminated employees and Plan participants who have retired or terminated employment but elected to have their assets remain in the Plan as of the prior year end	—	305

Other income as stated in Form 5500	$—	$305

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2003 and 2002

In the 2001 Plan year, the Company reported benefits payable in the Form 5500 as amounts payable to employees who have retired or terminated employment but have elected to have their assets remain in the Plan. In 2002, the Company changed its method of reporting benefits payable to reflect amounts payable to employees who have retired or terminated employment and requested withdrawals but have not been paid out as of year end. The 2002 adjustment of the prior year benefits payable amount is reflected as other income in the Form 5500.

4.	Plan Amendments

The Plan was amended effective August 1, 2003 to default Deferred Contributions to the age-appropriate “Lifestyle Fund,” based on uniform procedures established by the Plan Administrator instead of the “Balanced Fund” if no election is made.

The Plan was amended effective January 1, 2003 to add Article VIIIA, “Minimum Distribution Requirements” using IRS model language.

5.	Transfers to the Plan

During 2003, transfers relate to transactions in the ordinary course of business between the Plan, the Fortune Brands Retirement Savings Plan, and the Fortune Brands Hourly Employee Retirement Savings Plan.

6.	Assets Held in Master Trust

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a beneficial interest of approximately 4.03% and 3.80% in the Master Trust’s net assets at December 31, 2003 and 2002, respectively.

Master Trust assets at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Interest and dividends receivable	$105	$229
Common stock – corporate
Fortune Brands, Inc. common stock	72,252	45,677
Other common stock	8,000	94,831
U.S. Government securities	—	6,911
Corporate debt instruments	—	6,799
Registered investment companies	518,700	296,953
Collateralized promissory notes from participants	16,897	16,316
Interest bearing cash	52,413	57,133

Total assets	668,367	524,849

Administrative expenses payable	(599)	(488)

Total net assets of the Master Trust available for benefits	$667,768	$524,361

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2003 and 2002

The net appreciation (depreciation) in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Net appreciation (depreciation) in fair value
Common stock – corporate
Fortune Brands, Inc. common stock	$25,444	$6,752
Other common stock	18,268	(34,888)
U. S. Government securities	(144)	847
Corporate debt instruments	104	(315)
Registered investment companies	82,260	(64,722)

Net appreciation (depreciation) in fair value of investments in the Master Trust	125,932	(92,326)
Interest income	2,015	3,039
Dividend income	2,392	2,532
Administrative expenses	(1,600)	(2,078)

Total net income (loss) of the Master Trust	$128,739	$(88,833)

7.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

8.	Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

9.	Credit Risks

The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2003 and 2002

10.	Tax Status

The Internal Revenue Service (“IRS”) issued a determination letter dated October 24, 2001 to Future stating that the Plan meets the requirements of Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

11.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services amounted to $63,134 and $46,826 for the years ended December 31, 2003 and 2002. In addition, fees payable to the trustee as of December 31, 2003 and 2002 were $6,075 and $5,339, respectively.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Future Brands LLC has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

By:	/s/ Michael P. Donohue
Michael P. Donohue
President and Chief Executive Officer
Future Brands LLC

Date: June 28, 2004